As filed with the Securities and Exchange Commission on _________

File No. _________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM F-7

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ZINC ONE RESOURCES INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English (if applicable))

British Columbia
(Province or other jurisdiction of incorporation or organization)

1000
(Primary Standard Industrial Classification Code Number)

None
(I.R.S. Employer Identification Number)

#410 - 1040 West Georgia Street Vancouver, British Columbia, Canada V6E 4H1 Tel: (604) 617-5421
(Address and telephone number of Registrant’s principal executive offices)

Empire Stock Transfer 1859 Whitney Mesa Dr. Henderson, NV 89014
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

NORTHWEST LAW GROUP

Suite 704, 595 Howe Street, Vancouver, BC V6C 2T5

Tel: (604) 687-5792

Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after this Registration Statement is declared effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.   [  ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(1)(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(1)(2)
Common Shares	122,443,942	$0.0152	$1,861,147.92	225.57

(1)Based on an exchange rate of CAD1.00 to USD0.76, the daily average rate as reported by the Bank of Canada on July 10, 2019.  If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 of the Securities Act of 1933, as amended, shall apply to this registration statement.

(2)Estimated solely for the purpose of calculating the registration fee in accordance with General Instruction II.F.

PART I - INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Document

Rights Offering Circular and Notice of Rights Offering, attached hereto.

All references to $ in the Rights Offering Circular or Notice of Rights Offering refer to Canadian dollars unless specifically noted otherwise.

Item 2. Informational Legends

See the Rights Offering Circular, attached hereto.

Item 3. Incorporation of Certain Information by Reference

None.

Item 4. List of Documents Filed with the Commission

See the Rights Offering Circular, attached hereto.

RIGHTS OFFERING NOTICE

ZINC ONE RESOURCES INC.

Notice to Security Holder - June 28, 2019

The purpose of this notice is to advise holders of common shares of Zinc One Resources Inc. (“Zinc One”) of a proposed offering of rights (“Rights”) of Zinc One (the “Rights Offering”).

References in this notice to “we”, “our”, “us” and similar terms are to Zinc One. References in this notice to “you”, “your” and similar terms are to holders of common shares of Zinc One (the “Common Shares”).

We currently have sufficient working capital to last less than one month. If we complete 100% of the offering, we will have insufficient working capital to meet our ongoing obligations over the next twelve months.

1.  Who can participate in the rights offering?

We are issuing to the holders (the “Shareholders”) of our outstanding Common Shares of record at the close of business (2:00 p.m. Vancouver time) on July 8, 2019 (the “Record Date”) rights to subscribe for Common Shares on the terms described in our rights offering circular dated June 28, 2019 (the “Circular”). Each holder of Common Shares of record at the close of business on the Record Date who is resident in an Eligible Jurisdiction (as defined below) may participate in the Rights Offering.

2.  Who is eligible to receive rights?

The offer of these securities is made in (i) all provinces and territories of Canada except Quebec, (ii) in each state in the United States, except Arizona, Arkansas, California, Minnesota, Ohio and Wisconsin, and (ii) in all jurisdictions outside Canada and the United States excluding any jurisdiction that does not provide a prospectus exemption substantially similar to the exemption provided in Canada or that otherwise requires obtaining any approvals of a regulatory authority in the such jurisdiction or the filing of any document by the Company in the such jurisdiction in connection with this Rights Offering (collectively, the “Eligible Jurisdictions”). In addition, the Rights Offering is not being made in jurisdictions where the Company is not eligible to make such offer.

This notice is not to be construed as an offering of the Rights, nor are the Common Shares (defined below) issuable upon exercise of the Rights offered for sale in any jurisdiction outside the Eligible Jurisdictions or to shareholders who are residents of any jurisdiction other than the Eligible Jurisdictions (“Ineligible Holders”).

3.  How many rights are we offering?

We are offering a total of 122,443,942 Rights to Shareholders.

4.  How many rights will you receive?

We are offering each Shareholder one Right for every one (1) Common Share held as of the Record Date. No fractional Rights will be issued. The holder’s entitlement will be reduced to the next lowest whole number of Rights.

5.  What does one right entitle you to receive?

Each Right entitles a Shareholder to purchase one (1) Common Share of Zinc One at a subscription price of $0.02 per Common Share (the “Basic Subscription Privilege”) until 2:00 p.m. (Vancouver time) (the “Expiry Time”) on August 7, 2019 (the “Expiry Date”).

Any Shareholder who exercises all of their Rights under the Basic Subscription Privilege will also have the additional privilege of subscribing, pro rata, for additional Common Shares at the subscription price (the “Additional Subscription Privilege”). The Common Shares available under the Additional Subscription Privilege will be those Shares issuable in the Rights Offering that have not been subscribed and paid for under the Basic Subscription Privilege by the Expiry Time on the Expiry Date.

Any Shareholder who exercises their Rights must enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of Computershare Investor Services Inc.

6.  How will you receive your rights?

Registered Shareholders - If you are a Registered Shareholder, a certificate (a “Rights Certificate”) representing the total number of Rights that you are entitled to as of the Record Date is enclosed with this notice.

Beneficial Shareholders - You are a Beneficial Shareholder of Common Shares if you hold your shares through a securities broker or dealer, bank or trust company or other participant (a “Participant”) in the book-based system administered by CDS Clearing and Depository Services Inc. (“CDS”). The total number of Rights to which all Beneficial Shareholders as of the Record Date are entitled will be issued to and deposited with CDS following the Record Date. If you are a beneficial Shareholder, we expect you will receive a confirmation of the number of Rights issued to you from the applicable Participant in accordance with the practices and procedures of that Participant. CDS will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights.

7.  When and how can you exercise your rights?

If you are a Registered Shareholder who receives a Rights Certificate, you must complete and deliver your Rights Certificate on or before the Expiry Time on the Expiry Date in accordance with the instructions in the Circular, a copy of which can be obtained on Zinc One’s profile at www.sedar.com.

If you are a Beneficial Shareholder, you must arrange exercises, transfers or purchases of Rights through your Participant on or before the Expiry Time on the Expiry Date or such earlier time as required by your Participant. We expect that each Beneficial Shareholder will receive a customer confirmation of issuance or purchase, as applicable, from their Participant through which the Rights are issued in accordance with the practices and policies of such Participant.

8.  What are the next steps?

This notice contains key information that you should know about Zinc One. You can find more details in our rights offering circular, a copy of which can be obtained on Zinc One’s profile at www.SEDAR.com or at www.zincone.com, or you can ask your dealer representative for a copy, or contact Gunther Roehlig at 604-683-0911 or info@zincone.com. You should read the rights offering circular, along with Zinc One’s continuous disclosure record, to make an informed decision.

ZINC ONE RESOURCES INC.

/s/ Gunther Roehlig

Interim Chief Executive Officer

Dated June 28, 2019

PLEASE READ THIS MATERIAL CAREFULLY AS YOU ARE REQUIRED TO MAKE A DECISION PRIOR TO 2:00 P.M. (VANCOUVER TIME) ON AUGUST 7, 2019

This rights offering circular (this “Circular”) has been prepared by management. No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this Circular. Any representation to the contrary is an offence.

This is the Circular we referred to in the June 28, 2019 rights offering notice (the “Notice”), which you should have already received. Your rights certificate and relevant forms were enclosed with the Notice. This Circular should be read in conjunction with the Notice and our continuous disclosure prior to making an investment decision.

The offer of these securities is made in (i) all provinces and territories of Canada except Quebec, and (ii) in all jurisdictions outside Canada and the United States excluding any jurisdiction that does not provide a prospectus exemption substantially similar to the exemption provided in Canada or that otherwise requires obtaining any approvals of a regulatory authority in the such jurisdiction or the filing of any document by Zinc One in the such jurisdiction in connection with this offering (collectively, the “Eligible Jurisdictions”). In addition, the offering is not being made in jurisdictions where Zinc One is not eligible to make such offer.

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States. This rights offering circular does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States, and the securities offered herein may not be offered or sold in or into the United States or to U.S. persons. “United States” and “U.S. persons” are as defined in Regulation S under the U.S. Securities Act.

Rights Offering Circular	June 28, 2019

ZINC ONE RESOURCES INC.

We currently have sufficient working capital to last less than one month.  If we complete 100% of the offering, we will have insufficient working capital to meet our ongoing obligations over the next twelve months.

OFFERING OF RIGHTS TO SUBSCRIBE FOR SHARES AT A PRICE OF $0.02 PER SHARE

References in this Circular to “we”, “our”, “us” and similar terms are to Zinc One Resources Inc. (“Zinc One”). References in this Circular to “you”, “your” and similar terms are to holders of Zinc One’s Common Shares (“Common Shares”). Unless otherwise indicated, references herein to “$” or “dollars” are to Canadian dollars.

SUMMARY OF THE RIGHTS OFFERING

Why are you reading this Circular?

We are issuing to the holders of our outstanding Common Shares of record at the close of business on July 8, 2019 (the “Record Date”) and who are resident in an Eligible Jurisdiction, an aggregate of 122,443,942 transferable rights (the “Rights”), on the terms described in this Circular (the “Rights Offering”). The purpose of this Circular is to provide you with detailed information about your rights and obligations in respect of the Rights Offering.

What is being offered?

Zinc One is offering a total of 122,443,942 Rights to the Shareholders.  Each holder of Common Shares on the Record Date who is resident in an Eligible Jurisdiction will be offered one (1) right (a “Right”) for every one (1) common share held. No fractional Rights will be issued.

Who is eligible to receive Rights?

The Rights are being offered only to Shareholders resident in Eligible Jurisdictions (“Eligible Holders”). Shareholders will be presumed to be resident in the place shown on their registered address, unless the contrary is shown to our satisfaction. Neither the Notice nor this Circular is to be construed as an offering of the Rights, nor are the Common Shares issuable upon exercise of the Rights offered for sale, in any jurisdiction outside of Eligible Jurisdictions or to shareholders who are residents of any jurisdiction other than the Eligible Jurisdictions (“Ineligible Holders”). Instead, Ineligible Holders will be sent a letter advising them that their Rights will be held by Computershare Investor Services Inc. (the “Depositary”), who will hold such Rights as agent for the benefit of all such Ineligible Holders. See “How to exercise the Rights? Who is eligible to receive the Rights?”

What does one Right entitle you to receive?

Each Right entitles you to subscribe for one (1) Common Share of Zinc One at a subscription price of $0.02 per Common Share (the “Basic Subscription Privilege”) until 2:00 p.m. (the “Expiry Time”) (Vancouver time) on August 7, 2019 (the “Expiry Date”).

If you exercise your Basic Subscription Privilege in full, you will also be entitled to subscribe pro rata for Common Shares (the “Additional Shares”) not otherwise purchased, if any, pursuant to the Basic Subscription Privilege (the “Additional Subscription Privilege”).

What is the subscription price?	$0.02 per Common Share (the “Subscription Price”).

When does the Offer expire?	The period to exercise the Rights expires at the Expiry Time on the Expiry Date.

What are the significant attributes of the Rights issued under the Rights Offering and the securities to be issued upon the exercise of the Rights?

Each Right entitles you to subscribe for one (1) Common Share at the Subscription Price. The Rights are transferable. See “How does a Rights holder sell or transfer Rights?” A Right does not entitle the holder thereof to any rights whatsoever as a securityholder of Zinc One other than the right to subscribe for and purchase Common Shares on the terms and conditions described herein.

We are authorized to issue an unlimited number of Common Shares of which 122,443,942 are issued and outstanding as of the date hereof. Holders of Common Shares are entitled to dividends if, as and when declared by our directors, to one vote per share at meetings of our shareholders and, upon liquidation, to receive such assets of Zinc One as are distributable to the holders of the Common Shares.

What are the minimum and maximum number or amount of Common Shares that may be issued under the Rights Offering?	A minimum of 61,221,971 Common Shares and up to a maximum of 122,443,942 Common Shares (the “Rights Offering”) will be issued under the Rights Offering.

Where will the Rights and the securities issuable upon the exercise of the Rights be listed for trading?

Zinc One’s Common Shares are listed for trading on the TSX Venture Exchange (the “TSX-V”) under the trading symbol “Z”.

The Rights will not trade on the TSX-V.  There is no market through which these Rights may be sold.

FORWARD-LOOKING STATEMENTS

This Circular contains forward-looking statements. All statements, other than statements of historical fact that address activities, events or developments that we believe, expect or anticipate will or may occur in the future are forward-looking statements. These forward-looking statements reflect our current expectations or beliefs based on information currently available to us. Forward-looking statements in this Circular include, without limitation, statements with respect to: our expectations regarding the estimated costs of the Rights Offering and the net proceeds to be available upon completion; the use of proceeds from the Rights Offering and the availability of funds from sources other than the Rights Offering; and our ability to continue as a going concern.

Forward-looking statements are subject to a number of risks and uncertainties that may cause our actual results to differ materially from those discussed in the forward-looking statements and, even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, us. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and cost of funds; closing the Rights Offering; delays in obtaining or failure to obtain required approvals to complete the Rights Offering and the stand-by commitment; the uncertainty associated with estimating costs to complete the Rights Offering, including those yet to be incurred; and other risks related to our business and the Rights Offering and stand- by commitment.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, we disclaim any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although we believe that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to their inherent uncertainty.

PROPOSED JOINT VENTURE TRANSACTION

On May 28, 2019, Zinc One announced that it entered into a binding term sheet dated May 24, 2019 with InCoR Holdings Limited (“InCoR Holdings”) and InCoR Zinc Ltd. (“InCoR Zinc” and together with InCoR Holdings “InCoR”).  InCoR is a venture capital investor in the natural resources sector focused on the development and commercialization of minerals processing technologies.  Under the binding term sheet, InCoR Zinc and Zinc One will form a joint venture (the “Joint Venture”) with the intent of advancing the Bongará Zinc Mine Project and Charlotte-Bongará Zinc Project located in Peru (collectively, the “Bongará Project”).  In consideration of InCoR Zinc providing funding of up to US $3.75 million (the “Funding”), InCoR Zinc will earn up to an 80% interest in the Joint Venture over three years as follows:

1.Year 1.  US $1,250,000 to acquire an initial 51% interest in the Joint Venture (“Year 1 Earn-in Amount”).

2.Year 2.  US $1,250,000 to acquire an additional 19% interest in the Joint Venture (being a total of a 70% interest in the Joint Venture).

3.Year 3.  US $1,250,000 to acquire an additional 10% interest in the Joint Venture (being a total of an 80% interest in the Joint Venture).

InCoR, at its option, may accelerate the Funding and earn its 80% interest prior to the end of the third year of the Joint Venture. If InCoR Zinc elects not to earn an 80% interest in the Joint Venture, Zinc One will have the right to repurchase InCoR Zinc’s interest in the Joint Venture in an amount equal to two times the amount previously funded by InCoR. The Funding may be used to satisfy ongoing annual property fees, operating costs, exploration expenditures and metallurgical and economic studies on the Bongará Project.

Until such time as InCoR Zinc holds more than 50% of the Joint Venture, a team mutually acceptable to the parties shall be responsible for the day-to-day management, administration and technical oversight of the business of Joint Venture. During the period in which InCoR Zinc holds more than 50% of the Joint Venture, InCoR Zinc shall have the right to be responsible for the day-to-day management, administration and technical oversight of the business of Joint Venture. The party carrying such day-to-day management and responsibility will be entitled to claim reasonable cost reimbursement for such management and administration services from Joint Venture pursuant to a management services agreement as agreed by the parties.

The parties interests in the Joint Venture will be subject to standard dilution provisions.  If a party (the “Diluted Party”) is diluted to a 5% interest in the Joint Venture, the Diluted Party’s interest will be converted to a 2% Net Smelter Return, which may be repurchased by the other party for an amount equal to US $5,000,000.

If a feasibility study is completed on the development Bongará Project and the use of a hydrometallurgical process licensed by InCoR Holdings (the “Process”) is used in future processing, InCoR Holdings will sub-license the Process to the Joint Venture and, in consideration of which, the Joint Venture will be required to satisfy certain license royalties of InCoR Holdings.

InCoR owns a total of 5,450,000 common shares of Zinc One, representing 4.45% of the issued and outstanding shares of Zinc One.

The parties have agreed to enter into a definitive agreement by no later than August 31, 2019.  Until such date, Zinc One has agreed not to negotiate or enter into other transactions relating to the Bongará Project.  The Joint Venture will be subject to due diligence of InCoR Zinc, shareholder approvals (if required) and acceptance of the TSX Venture Exchange.

The Rights Offering is not conditional on closing of the Joint Venture and the Joint Venture is not conditional on closing of the Rights Offering.

USE OF AVAILABLE FUNDS

What will our available funds be upon the closing of the Rights Offering?

Pursuant to the Rights Offering, Zinc One will raise gross proceeds of a minimum of $1,224,439.42 (the “Minimum Amount”) and up to a maximum of $2,448,878.84 (the “Maximum Amount”). As at May 31, 2019, Zinc One had a working capital deficit of $2,795,180. At closing of the Rights Offering, Zinc One anticipates it will have available funds as set out in detail below:

		Assuming Minimum Amount of Rights Offering ($)	Assuming 75% of the Rights Offering ($)	Assuming Maximum Amount of Rights Offering ($)
A	Amount to be raised by Rights offering	1,224,439.42	1,836,659.13	2,448,878.84
B	Amount to be raised by Concurrent Placements	-	-	-
C	Estimated offering costs (e.g., legal, accounting, audit)	50,000	50,000	50,000
D	Available funds: D = A + B - C	1,174,439.42	1,786,659.42	2,398,878.84
E	Working capital deficiency as at May 31, 2019	(2,795,180)	(2,795,180)	(2,795,180)
F	Total: F = D - E	(1,620,740)	(1,008,521)	(396,301)

Note:

(1)The working capital deficit includes approximately CDN $760,000 of annual concession fees due subsequent to May 31, 2019 as follows: (i) US $34,375 (CDN $45,718) in validity concession fees for 2018, (ii) US $34,375 (CDN $45,718) in validity concession fees for 2019 , (iii) US $222,500 (CDN $295,925) in production penalties for 2018, and (iv) Peruvian Sol 931,670 (CDN $372,668) in production penalties for 2019.  Under Peruvian law, the 2018 validity fees and production penalties must be paid by June 30, 2019 and the 2019 validity fees and production penalties must be paid by June 30, 2020.

The Minimum Amount of the Rights Offering will be insufficient to satisfy our working capital deficit.  As set out below, we plan to use $265,000 of the proceeds of the Rights Offering for the purpose of geological, resource modelling and technical studies. As a result, we will be required to carry out additional financing in order to meet our working capital deficit and to meet our ongoing operating and general and administrative expenses during the following twelve months.

How will we use the available funds?

The following table below provides a detailed breakdown of how we will use gross proceeds of the Rights Offering net of estimated offering costs of $50,000:

Description of intended use of available funds listed in order of priority	Assuming Minimum Amount of Rights Offering ($)	Assuming 75% of the Rights Offering ($)	Assuming Maximum Amount of Rights Offering ($)
Geological, Resource Modelling and Technical Studies	265,000	265,000	265,000
Repay Corporate Indebtedness	909,439	1,521,659	2,000,000
Total	0	0	133,879

Note:

(1)The repayment of corporate indebtedness does not take into account Zinc One’s proposed Joint Venture with InCoR Zinc. If the Joint Venture with InCoR Zinc is formed, of which there is no assurance, InCoR Zinc may repay certain corporate indebtedness in Peru, which is approximately US $600,000 (CDN $798,000), and such repayment would be applied against InCoR Zinc’s funding requirement.  See “Proposed Joint Venture Transaction” above.

As set forth above, we intend to use a significant portion of the funds from the Rights Offering to repay outstanding corporate indebtedness and for geological, resource modelling and technical studies on the Bongará Project.  Further, while Zinc One intends to spend the available funds as set forth above, there may be circumstances where, for sound business reasons, a reallocation of the available funds may be necessary.

How long will the available funds last?

We expect the Rights Offering will be insufficient to meet our working capital requirements for the 12 months from the date of this Circular. However, the Rights Offering is sufficient to complete the geological, resource modelling and technical studies on the Bongará Project totaling $265,000 and to repay outstanding indebtedness of $909,439, assuming completion of the Minimum Amount of the Rights Offering, and $1,982,164, assuming completion of the Maximum Amount.

If Zinc One forms the Joint Venture with InCoR Zinc, of which there is no assurance, InCoR Zinc will provide up to US $3,750,000 of funding to advance the Bongará Zinc Mine Project.  During the period in which InCoR Zinc provides the funding to the Joint Venture, Zinc One anticipates that it will not be required to provide any funding for the ongoing operating costs of the Bongará Zinc Mine Project. The details of the Joint Venture are set out above under the heading “Proposed Joint Venture Transaction.”

Our only present means of raising capital is by means of the sale of our Common Shares. We have limited funds to engage in exploration and development, which will be necessary to exploit our properties. There is no assurance that we will be able to raise additional financing in the future.

INSIDER PARTICIPATION

Will insiders be participating?

Zinc One believes that its directors who own Common Shares intend to exercise all of their Rights to purchase Common Shares under their Basic Subscription Privilege.

This reflects the intentions of such “insiders” (as defined in applicable Canadian securities legislation) as of the date hereof to the extent such intentions are reasonably known to Zinc One; however, such insiders may alter their intentions before the Expiry Time on the Expiry Date. No assurance can be given that the respective insiders will exercise their Rights to acquire Shares. As at the date hereof, insiders of Zinc One, own or exercise control or direction over, directly or indirectly, 1,104,697 Common Shares, representing approximately 0.9% of the issued and outstanding Common Shares. In the event that these Shareholders purchase 1,104,697 Common Shares pursuant to the Basic Subscription Privilege, these Shareholders would own an aggregate of 1.2% of the Common Shares, assuming completion of the Minimum Amount of the Rights Offering, and 0.9% of the issued and outstanding Common Shares, assuming completion of the Maximum Amount of the Rights Offering.

Who are the holders of 10% or more of our securities before and after the Rights Offering?

To the knowledge of the directors and senior officers of Zinc One, as at the date hereof, no person or company beneficially owns, directly or indirectly, or controls or directs more than 10% of any class of Zinc One’s voting securities.

DILUTION

If you do not exercise your Rights, by how much will your security holdings be diluted?

If you wish to retain your current percentage ownership of the Common Shares, you should exercise your Rights and pay the Subscription Price for the Common Shares to which you are entitled under the Basic Subscription Privilege. If you fail to do so, your percentage ownership of the Common Shares will be diluted by approximately 50%.

As an illustration, if you own 1,000,000 Common Shares on the Record Date, fail to exercise your right to purchase 1,000,000 Shares under the Offering, and all other Shareholders fully exercise their Basic Subscription Privilege and Additional Subscription Privilege (i.e., Zinc One issues 122,443,942 Common Shares, your percentage ownership of the issued and outstanding Common Shares will change from 0.82% to 0.41%.

STAND-BY COMMITMENT

There will be no stand-by guarantor in respect of the Offering.

MANAGING DEALER, SOLICITING DEALER, AND UNDERWRITING CONFLICTS

Zinc One has not retained any party to solicit subscriptions for Common Shares pursuant to the Offering.

HOW TO EXERCISE THE RIGHTS

How does a security holder that is a registered holder participate in the Rights Offering?

If you are a registered holder of Common Shares, a certificate (the “Rights Certificate”) representing the total number of Rights to which you are entitled as of the Record Date has been mailed to you with a copy of the Notice. To exercise the Rights represented by the Rights Certificate, you must complete and deliver the Rights Certificate in accordance with the instructions set out below. Rights not exercised at or prior to 2:00 p.m. (Vancouver time) (the “Exercise Time”) on August 7, 2019, Expiry Date (the “Expiry Time”) will be void and of no value. The method of delivery is at the discretion and risk of the holder of the Rights Certificate and delivery to the Depositary will only be effective when actually received by the Depositary at its office See “Appointment of Depositary - Who is the Depositary?” Rights Certificates and payments received after the Expiry Time will not be accepted.

In order to exercise your Rights you must:

1.Complete and sign Form 1 on the Rights Certificate. The maximum number of Rights that you may exercise under the Basic Subscription Privilege is shown in the box on the upper right hand corner of the face of the Rights Certificate. If you complete Form 1 so as to exercise some but not all of the Rights evidenced by the Rights Certificate, you will be deemed to have waived the unexercised balance of such Rights, unless you otherwise specifically advise the Depositary at the time the Rights Certificate is surrendered to the Depositary.

2.Additional Subscription Privilege. Complete and sign Form 2 on the Rights Certificate only if you also wish to participate in the Additional Subscription Privilege. See “How to Exercise the Rights? - What is the Additional Subscription Privilege?”

3.Enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of Computershare Investor Services Inc. In order to purchase one Common Share, you must own one (1) Right and pay a price of $0.02 per Common Share. In addition to the amount payable for any Common Shares you wish to purchase under the Basic Subscription Privilege, you must also pay the amount required for any Common Shares subscribed for under the Additional Subscription Privilege.

4.Delivery. Deliver or mail the completed Rights Certificate and payment in the enclosed return envelope addressed to the Depositary so that it is received before the Expiry Time on the Expiry Date. If you are mailing your documents, registered mail is recommended. Please allow sufficient time to avoid late delivery.

The signature of the Rights Certificate holder must correspond in every particular with the name that appears on the face of the Rights Certificate.

Signatures by a trustee, executor, administrator, guardian, attorney, officer of a company or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Depositary. We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription in our sole discretion. Subscriptions are irrevocable. We reserve the right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Common Shares pursuant thereto could be unlawful. We also reserve the right to waive any defect in respect of any particular subscription. Neither we nor the Depositary is under any duty to give any notice of any defect or irregularity in any subscription, nor will we be liable for the failure to give any such notice.

How does a security holder that is not a registered holder participate in the Rights Offering?

You are a beneficial Eligible Holder if you hold your Common Shares through a securities broker or dealer, bank or trust company or other participant (a “Participant”) in the book-based system administered by CDS Clearing and Depository Services Inc. (“CDS”). The total number of Rights to which all beneficial Eligible Holders as of the Record Date are entitled will be issued to CDS and will be deposited with CDS following the Record Date. We expect that each beneficial Eligible Holder will receive a confirmation of the number of Rights issued to it from the applicable Participant in accordance with the practices and procedures of that Participant. CDS will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights.

Neither we nor the Depositary will have any liability for (i) the records maintained by CDS or Participants relating to the Rights or the book-entry accounts maintained by them, (ii) maintaining, supervising or reviewing any records relating to such Rights, or (iii) any advice or representations made or given by CDS or Participants with respect to the rules and regulations of CDS or any action to be taken by CDS or Participants.

If you are a beneficial Eligible Holder:

1.to exercise your Rights held through a Participant, you must instruct such Participant to exercise all or a specified number of such Rights, and forward to such Participant, the Subscription Price for each Share that you wish to subscribe for; and

2.you may subscribe for Additional Shares pursuant to the Additional Subscription Privilege by instructing such Participant to exercise the Additional Subscription Privilege in respect of the number of Additional Shares you wish to subscribe for, and forwarding to such Participant the Subscription Price for such Additional Shares requested.

Any excess funds will be returned to the applicable Participant for the account of the beneficial holder, without interest or deduction.

Can I combine, exchange or divide my Rights Certificate?

Rights Certificates may be combined, divided or exchanged by delivering such Rights Certificates, accompanied by appropriate instructions or a completed Form 4 on the Rights Certificate, to the office listed under the heading “Appointment of Depositary - Who is the Depositary?”. Rights Certificates must be surrendered for division, combination or exchange by such date as will permit new Rights Certificates to be issued and used by the holder thereof prior to the Expiry Time.

Who is eligible to receive Rights?

The Rights Offering is only being made to Eligible Shareholders. The Rights are not being offered to persons who are or appear to be, or we have reason to believe are, resident in Ineligible Jurisdictions, nor will we accept subscriptions from any shareholder or from any transferee of Rights who is or appears to be, or who we have reason to believe is, resident in an Ineligible Jurisdiction. Rights Certificates will not be distributed to any shareholders whose addresses of record are in any Ineligible Jurisdiction (“Ineligible Shareholders”). Rights may not be exercised by or on behalf of an Ineligible Shareholder. CDS Participants may not issue Rights to Ineligible Shareholders.

Shareholders will be presumed to be resident in the place of their registered address, unless the contrary is shown to our satisfaction. A registered Ineligible Shareholder whose address of record is outside the Eligible Jurisdictions but who holds Common Shares on behalf of a holder who is eligible to participate in the Rights Offering must notify us, in writing, on or before the tenth day prior to the Expiry Date if such beneficial holder wishes to participate in the Rights Offering.

Rights delivered to brokers, dealers or other intermediaries may not be delivered by those intermediaries to beneficial shareholders who are resident in Ineligible Jurisdictions. Intermediaries receiving Rights that would otherwise be deliverable to Ineligible Shareholders may attempt to sell those Rights for the accounts of such Ineligible Shareholders and should deliver the proceeds of sale to such persons.

What is the Additional Subscription Privilege and how can you exercise this privilege?

A holder of a Rights Certificate who is not an Ineligible Shareholder and who has exercised all the Rights evidenced by such Rights Certificate may subscribe for Additional Shares, if available, at the Subscription Price. Additional Shares will be allocated from those Common Shares, if any, available as a result of Rights that are unexercised by the Expiry Time. A holder who exercises the Additional Subscription Privilege will receive the lesser of (i) the number of Common Shares that holder subscribes for under the Additional Subscription Privilege, and (ii) the number of Common Shares that is equal to the aggregate number of Common Shares available through unexercised Rights multiplied by the quotient of the number of Rights previously exercised by such holder under the Rights Offering divided by the aggregate number of Rights previously exercised under the Rights Offering by holders of Rights that have subscribed for Common Shares under the Additional Subscription Privilege.

A Rights holder may subscribe for Additional Shares by (i) completing Form 2 on the Rights Certificate, and (ii) delivering the Rights Certificate, together with payment for those Additional Shares, to the Depositary on or before the Expiry Time. If payment for all Additional Shares subscribed for pursuant to the Additional Subscription Privilege does not accompany the subscription, the over-subscription will be invalid.

If the Rights Offering is fully subscribed, then the funds included for any over-subscriptions will be returned by us to the relevant shareholders. If the Rights Offering is not fully subscribed, certificates representing the Common Shares, due to shareholders as a result of over-subscriptions will be delivered by us together with the certificates representing such securities due to those shareholders pursuant to their subscriptions in accordance with the Basic Subscription Privilege. In addition, we will return to any over-subscribing shareholder within 30 calendar days of the Expiry Date any excess funds paid in respect of an over- subscription for Common Shares where the number of Additional Shares available to that shareholder is less than the number of Additional Shares subscribed for. No interest will be payable by us in respect of any excess funds returned to shareholders.

How does a Rights holder sell or transfer Rights?

The Rights will not trade on the TSX-V. Holders of Rights Certificates not wishing to exercise their Rights may sell or transfer them directly or through their securities broker or dealer at the shareholder’s expense, subject to any applicable resale restrictions. Rights Certificates will not be registered in the name of an Ineligible Shareholder. Holders of Rights Certificates may elect to exercise only a part of their Rights and dispose of the remainder or dispose of all of their Rights. Any commission or other fee payable in connection with the exercise or any trade of Rights is the responsibility of the holder of such Rights. Depending on the number of Rights a holder may wish to sell, the commission payable in connection with a sale of Rights could exceed the proceeds received from such sale.

When can you trade securities issuable upon the exercise of your Rights?

The Common Shares underlying the Common Shares issuable upon the exercise of your Rights will be listed on the TSX-V under the trading symbol “Z” and will be available for trading on or about August 6, 2019.

Are there restrictions on the resale of securities?

The Common Shares issuable upon exercise of Rights distributed to shareholders in the Eligible Jurisdictions  may be resold without hold period restrictions under applicable securities laws of the Eligible Jurisdictions provided that: (i) the sale is not by a “control person” of Zinc One; (ii) no unusual effort is made to prepare the market or create a demand for the securities being resold; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the resale; and (iv) if the selling security holder is an insider or officer of Zinc One, the selling security holder has no reasonable grounds to believe that Zinc One is in default of securities legislation.

The Rights and Shares issuable upon the exercise thereof may not be offered, sold, pledged or transferred, directly or indirectly, in the United States or to, or for the account or benefit of, any U.S. Person.

Will we issue fractional underlying securities upon exercise of the Rights?

No. Where the exercise of Rights would appear to entitle a holder of Rights to receive a fractional Common Share, the holder’s entitlement will be reduced to the next lowest whole number of Common Shares.

APPOINTMENT OF DEPOSITORY

Who is the Depository?

Computershare Investor Services Inc. (the “Depository”) is the depositary for the Rights Offering. The Depository has been appointed to receive subscriptions and payments from holders of Rights and to perform the services relating to the exercise and transfer of the Rights.

What happens if we do not raise the minimum offering amount?

Zinc One has entered into an agreement with the Depository under which the Depository will retain the money held by it to holders of the Rights that have subscribed for securities under the Rights Offering.  In the event that the minimum subscription is not attained by the end of the period of the Rights Offering, all subscription funds that holders may have advanced to the Depository in respect of the Rights Offering will be refunded to the subscribers without interest or deduction.

ADDITIONAL INFORMATION

Where can you find more information about us?

You can access our continuous disclosure documents filed with Canadian securities regulators under our issuer profile at www.sedar.com.

MATERIAL FACTS AND MATERIAL CHANGES

There is no material fact or material change about us that has not been generally disclosed.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

Exhibit Number	Description of Exhibit

99.1	Audited Consolidated Financial Statements for the years ended February 28, 2019 and 2018

99.2	Management’s Discussion and Analysis for the year ended February 28, 2019

99.3	News release dated May 28, 2019

99.4	News release dated July 3, 2019

99.5	Consent of Charlton & Company, Chartered Professional Accountants

99.6	Power of Attorney (contained on the signature page of this registration statement)

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, on July 17, 2019.

ZINC ONE RESOURCES INC.

By: /s/ Gunther Roehlig

Gunther Roehlig

Chief Executive Officer and Director

POWER OF ATTORNEY

The Registrant and each person whose signature appears below constitutes and appoints Gunther Roehlig and W. Barry Girling, and each of them individually, in his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement that we may hereafter file with the Securities and Exchange Commission pursuant to Rule 429 under the Securities Act of 1933, as amended, to register additional securities in connection with this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, fully power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them individually, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date:	July 17, 2019	/s/ Gunther Roehlig
Gunther Roehlig Chief Executive Officer (Principal Executive Officer

Date:	July 17, 2019	/s/ Natasha Tsai
Natasha Tsai Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Date:	July 17, 2019	/s/ W. Barry Girling
W. Barry Girling Director

Date:	July 17, 2019	/s/ Greg Crowe
Greg Crowe Director